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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GLACIER WATER SERVICES, INC.
    ........................................................................
                                (Name of Issuer)

                                  COMMON STOCK
    ........................................................................
                         (Title of Class of Securities)

                                    376395109
    ........................................................................
                                 (CUSIP Number)


 Anthony Wall, c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, CA 90067; (310) 551-0322
    ........................................................................

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/13/01
    ........................................................................
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109
                                  SCHEDULE 13D

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fred Kayne                            ###-##-####
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS
         PF
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                       [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
 .............................................................................
                         7      SOLE VOTING POWER

NUMBER OF                       256,200
SHARES                   .....................................................
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                  0
PERSON WITH              .....................................................
                         9      SOLE DISPOSITIVE POWER

                                 256,200
                         .....................................................
                         10     SHARED DISPOSITIVE POWER

                                 0
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         256,200
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
 .............................................................................

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.0%
 .............................................................................
14       TYPE OF REPORTING PERSON

         IN
 .............................................................................

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13D

*********************

Item 1.  Security and Issuer

Common Stock, with $0.01 Par Value.

Glacier Water Services, Inc.
2261 Cosmos Court
Carlsbad, CA 92009

Item 2.  Identity and Background

Fred Kayne is a U.S. citizen. His principal business address is Fortune Financial, 1800 Avenue of the Stars, Los Angeles, CA 90067.

Mr. Kayne is a private investor.

During the past five years, Mr. Kayne, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.  Purpose of Transaction
The shares of the issuer were purchased for investment purposes. Mr. Kayne will consider making further sales or purchases of the shares.

Item 5.  Interest in Securities of the Issuer

a. 256,200 shares, representing 9.0% of the share outstanding.

b. Mr. Kayne has sole voting power over the shares.

c. Share transaction:

 Date            Type        # of shares          Price       Where/how
--------         ----        -----------         -------     -------------
05/14/01          Buy          3,200              $7.66          AMEX
05/25/01          Buy          3,200              $7.6194        AMEX
11/13/01          Buy         10,000              $8.1350        AMEX



d. Not applicable


e. Not applicable

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Not applicable



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         11/30/01
---------------------------------------------------------------
                           Date


                      /s/ FRED KAYNE
----------------------------------------------------------------
                      [NAME OF FILER]